654 N. Sam Houston Pkwy. E., Suite 400 Houston, Texas 77060-5914 Phone: 281.878.1000 Fax: 281.878.1010

VIA EDGAR

Mr. John Cash
Accounting Branch Chief
Mail Stop 7010
Securities and Exchange Commission
Division of Corporation Finance
100 F St., N. E.
Washington, DC  20549-7010

January 14, 2014

Re:
ENGlobal Corporation
Form 10-K for the Fiscal Year Ended December 29, 2012
Filed April 15, 2013
Form 10-K/A for the Fiscal Year Ended December 29, 2012
Filed April 29, 2013
Form 10-Q for the Period Ended June 29, 2013
Filed August 9, 2013
Form 8-K
Filed April 15, 2013
File No. 1-14217

Dear Mr. Cash:

With respect to the above-captioned filings, we enclose ENGlobal’s additional responses to the comments posed by the Staff of the Securities and Exchange Commission (the “Commission”) set forth in your comment letter dated December 13, 2013.  As requested, our responses are keyed numerically to the additional comments received from the Commission.

Referencing:
Form 10-Q for the Period Ended September 28, 2013
Note 4 – Disposal of Continuing Operations, page 7

1.
We note your response to comment one from our letter dated November 18, 2013. Pursuant to ASC 205-20-20, we note that a component of an entity can be a reportable segment or an operating segment, a reporting unit, a subsidiary or an asset group. We further note that continuation of activities means the continuation of any revenue-producing or cost-generating activity through active involvement with the disposed component. You must therefore determine whether the Gulf Coast offices represent a component of an entity as defined by ASC 205-20-20 and if so, then determine if meets

Mr. John Cash
Securities and Exchange Commission

the requirements set forth under ASC 205-20-45-1 to be classified as discontinued operations. Please therefore reassess whether your Gulf Cost offices represent a component of an entity as defined by ASC 205-20-20. Your assessment should fully address each of the following items:

•
You indicate that your cash flows for the Gulf Coast offices are not distinguishable from the Engineering & Construction segment. However, your table on page seven has allocated 100% of the $14 million goodwill impairment to the Gulf Coast operations.

•
Your disclosures on page 41 of your December 29, 2012 Form 10-K define your reporting units for goodwill impairment testing purposes to be one level below your reportable segments. Since the goodwill impairment test involves the use of estimated expected future cash flows for each reporting unit, please explain how you determined that your cash flows for the Gulf Coast offices were not separately distinguishable.

•
You indicate that you do not track your labor burdens specific to office locations, however, your disclosures indicate that you transferred approximately 900 employees to the purchaser in connection with the disposition. Please tell us why these employees were transferred if they were not specific to the Gulf Coast office location and please also tell us how you determined which employees to transfer to the purchaser.

If you conclude that your Gulf Coast offices represent a component of your entity, please also reassess whether their results should be classified as discontinued operations pursuant to ASC 205-45-1.

ASC 205-20 requires the reporting of discontinued operations for all components of an entity. A component of an entity is defined as comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.

We continue to believe that the Gulf Coast operations that were sold to Furmanite do not represent a component of an entity.  The only level that we can make a clear judgment of the sold Gulf Coast operations is at the gross profit level.  While there are selling, general and administrative expenses (“SG&A”) directly incurred and recorded at the Gulf Coast locations, the Company does not allocate SG&A incurred at the corporate level to its segments or locations within its segments or to projects at these locations.  These corporate expenses are significant.  They represent approximately 6.6% of total revenue for the 9 months ended September 29, 2013.  The SG&A directly associated with the Gulf Coast operations were 15.5% of total SG&A, while the revenues associated with the Gulf Coast operations were 55.5% of total revenues for the same period.  Corporate SG&A would have to be allocated to the Gulf Coast locations.  Because of this difference, we suggest the table in Footnote 4 be presented at the Gross Profit level.  Other income statement components that are not tracked by location within the company include interest expense on borrowed money and income taxes, including the reversal of deferred income tax assets and liabilities, both of

Mr. John Cash
Securities and Exchange Commission

which would have to be allocated in some manner to the Gulf Coast locations and would require significant and broad assumptions for which we may not have a sound basis. These items would have a significant impact on cash flow from Gulf Coast operations.

Our primary assets are our people which consists of specialized engineers, trained support staff and trade labor, all of which is managed by a significant number of office personnel.  While almost all of the 900 personnel acquired by Furmanite were accounted for as either “Operating Costs” or “SG&A” at the Gulf Coast locations, significant support for these operations were conducted at the corporate office and included in Corporate SG&A.  Upon acquisition, Furmanite viewed our corporate personnel as duplicative to their own personnel, thus such personnel continued as our employees.  Several of these employees were subsequently laid off, left the Company or were absorbed into other segments of the Company.

Because the cash flows of the Gulf Coast were not clearly distinguishable from the rest of the entity due to the reasons above, we concluded that the Gulf Coast operations were not a component of an entity and, therefore, should not be presented as Discontinued Operations.

In performing our goodwill impairment review in the 3rd quarter of 2012 and reported in our Form 10-Q dated September 29, 2012 and our Form 10-K dated December 29, 2012, we tested one level below the reportable segment for the determination of the goodwill impairment.  For E&C, this level was the Government and Non-Government divisions of the Engineering & Construction segment. The geographic level would be a second level below the segment level.  The Non-Government division of E&C includes three geographic areas, (1) Gulf Coast, (2) Mid-West, and (3) Houston and each geographic area has multiple office locations. Cash flows were not created at these lower levels to support the goodwill impairment test as discussed above.  The Automation segment also operates at several of these Gulf Coast E&C office locations.  We incorrectly included all of the E&C goodwill impairment in the Gulf Coast operations in our Form 10-Q dated September 28, 2013.

With few exceptions, the employees transferred to the purchaser were working out of the Gulf Coast office locations included in the sale or were seconded employees that were managed out of the Gulf Coast office locations. The burdens that we were referring to in our previous response letter include, among other things, payroll taxes, general liability insurance, health insurance, vacation time and other paid time off. These items are accounted for on a consolidated basis and allocated to projects based upon labor hours incurred.

In the event that it is determined that the Gulf Coast operations qualify as a component of an entity, we further conclude that we would have significant continuing operations in the geographic region that includes the Gulf Coast operations and that we will have ongoing relationships with a significant number of customers that are in common with the sold

Mr. John Cash
Securities and Exchange Commission

operations. Furthermore, we agreed to a three-year non-compete in the geographic areas of the sold locations only. We have every intention of building our remaining E&C services (both Government and Non-Government) in the future and re-entering the restricted geographic areas upon expiration of the non-compete. Given our short and long-term plans for the E&C segment, we have difficulty agreeing with the term “Discontinued Operations” when we have no intention of discontinuing these services to our customers anywhere in the world.

2.
As a related matter, please quantify for us the number and percentage of your current Engineering & Construction segment customers (after the Gulf Coast disposition) that were also active customers of your Gulf Coast operations prior to the disposition. Please also quantify for us the amount of revenues generated from these customers during the year ended December 31, 2012 and the nine months ended September 28, 2013 as well as any backlog for these customers as of September 28, 2013.

At September 28, 2013, the Company had approximately 128 active customers of which approximately 75 (59%) were common customers with the Gulf Coast operations sold. The revenue from these customers, approximately $8.0 million, represents approximately 12.5% of the Company’s revenue excluding the Gulf Coast operations. For the year ended December 29, 2012, the Company had approximately 142 active customers of which approximately 75 (53%) were common customers with the Gulf Coast operations sold. The revenue from these customers, approximately $19.4 million, represents approximately 17.4% of the Company’s revenue excluding the Gulf Coast operations sold.

If you have any additional questions regarding these comments, please direct them to Mark A. Hess at 281-878-4584 or mark.hess@englobal.com.

ENGlobal Corporation

/s/  Mark A. Hess

Mark A. Hess
Chief Financial Officer

cc:
Lisa Etheredge, Staff Accountant, Division of Corporation Finance
Jeanne Baker, Assistant Chief Accountant, Division of Corporation Finance
Asia Timmons-Pierce, Staff Attorney, Division of Corporation Finance
Era Anagnosti, Staff Attorney, Division of Corporation Finance
Mr. William Coskey, Chairman and Chief Executive Officer of ENGlobal
Mr. Randy Hale, Audit Committee Chairman, ENGlobal Board of Directors